UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the Executive Board of Energy Transition and Sustainability

—

Rio de Janeiro, April 26, 2023 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 04/06/2023, informs that its Board of Directors elected Mr. Maurício Tolmasquim to the Board of Energy Transition and Sustainability of the Company, which will coordinate the activities of decarbonization, climate change, new technologies and sustainability and will incorporate the commercial activities of natural gas, with a term until 04/13/2025, the same term as the other members of the Executive Board.

His nomination was submitted to the internal corporate governance procedures, including the respective compliance and integrity analyses required for the company's succession process, which included the People Committee's appreciation and then deliberation by the Board of Directors. Below is the resume of the new Director:

Mauricio Tolmasquim is Executive Manager of Strategy and Planning at Petrobras. He recently retired from his position as Full Professor of the Energy Planning Program of the Graduate Engineering Program (COPPE/UFRJ). He was CEO of the Empresa de Pesquisa Energética (EPE) for over 11 years coordinating studies to subsidize the planning of the energy sector, covering electric power, oil and natural gas and their oil products and biofuels. Under his management, Brazil successfully launched 37 energy auctions, contracting 92 GW of new electricity power generation capacity. He led the study that supports Brazil's Nationally Determined Contributions (NDCs) submitted to the UNFCCC in 2015 and coordinated the studies that subsidized the elaboration of the new regulatory framework of the pre-salt.

He was Executive Secretary and Acting Minister of the Ministry of Mines and Energy for about two and a half years, and was responsible for coordinating the working group that designed the regulatory framework of the electric power sector in force since 2004. He was a visiting researcher at the Inter-American Development Bank (IDB) and the Electricity Policy Group at the Harvard Kennedy School. As a result of the renewable energy auctions implemented in Brazil and adopted by several Latin American countries, he was elected by Latin Trade Magazine as one of the 25 people who transformed Latin America in the last quarter century. He was honored by Itamaraty with the degree of Grand Officer of the Order of Rio Branco, which distinguishes meritorious service and civic virtues.

He was also elected a member of the Brazilian Academy of Engineering, a recognition of the exceptional talents of this profession. He was included in The Recharge Magazine's list of Thought Leader, which considers some of the biggest names in the wind and solar industry. Mauricio has also been included in Wind Power Monthly's list of the 30 most important global people in the wind industry. Tolmasquim is a production engineer from UFRJ and an economist from UERJ, with a Master's degree in Energy Planning from COPPE/UFRJ and a PhD from the École des Hautes Études en Sciences Sociales in France. He is the author or co-author of 25 books and more than a hundred articles published in scientific journals and newspapers.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer